Exhibit 4.1
CREDIT FACILITY AGREEMENT
among
CONTINUCARE CORPORATION,
as a Borrower
CONTINUCARE MDHC, LLC,
as a Borrower
and
BANK OF AMERICA, N.A.,
as Bank
dated as of December 18, 2009

CREDIT FACILITY AGREEMENT
Dated as of December 18, 2009
     This Credit Facility Agreement (“Agreement”) is made and entered into as of the date set forth above by and between CONTINUCARE CORPORATION, a Florida corporation (“CNU”), CONTINUCARE MDHC, LLC, a Florida limited liability company (“MDHC”, and CNU and MDHC each sometimes referred to herein as a “Borrower” and collectively as “Borrowers”) and BANK OF AMERICA N.A., a national bank (“Bank”).
RECITALS
     A. CNU and MDHC have asked the Bank to furnish separate revolving credit facilities to them to refinance and satisfy their respective obligations to Merrill Lynch Commercial Finance Corp., and for short term working capital requirements and general corporate purposes, for the repurchase of CNU’s common stock and for the purpose of enabling CNU, directly and indirectly, to engage in acquisitions of other companies and business assets. The Bank is willing to furnish such credit facilities on the terms and conditions set forth in this Agreement.
     B. It is a condition to the Bank’s furnishing of the credit facilities that CNU, MDHC and certain of CNU’s other material Subsidiaries shall have executed and delivered one or more of this Agreement together with a Security Agreement and other Loan Documents as defined herein.
     C. In order to satisfy the foregoing conditions, CNU, MDHC and certain of their Subsidiaries desire to execute and deliver the Loan Documents (as hereinafter defined).
     NOW THEREFORE, in consideration of the foregoing agreed upon facts and recitals, and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
§1. DEFINITIONS.
     §1.1 Capitalized Terms. When used herein, each capitalized term listed below shall have the meaning indicated below:
     “Account” shall have the meaning as defined in the Florida Uniform Commercial Code.
     “Administrative Borrower” shall mean CNU.
     “Adjusted Tangible Net Worth” shall mean Tangible Net Worth plus an amount equal to the lesser of: (a) the total amount of share repurchases made by the CNU, plus goodwill attributable to acquisitions made after the date of this Agreement; and (b) $5,000,000.
     “Advance” shall mean any drawing by a Borrower under either of the Notes and this Agreement.

     “Affiliate” shall mean any Person controlling, controlled by or under common control with any other Person. For purposes of this definition, “control” (including “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or otherwise.
     “Agreement” shall mean this Agreement, as amended from time to time.
     “Anti-Terrorism and Anti-Money Laundering Laws” shall mean (a) all applicable laws, regulations, executive orders and government guidance on the prevention and detection of money laundering (including 18 U.S.C. §§ 1956 and 1957), drug trafficking, terrorist-related activities, or financial or other fraud; (b) the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq. and 12 U.S.C. §§1818(s), 1829(b) and 1951-1959) and its implementing regulations, and (c) all regulations and any other requirements of any governmental authority (including, without limitation, the United States Department of the Treasury Office of Foreign Assets Control) addressing, relating to, or attempting to eliminate drug trafficking, terrorist acts and acts of war.
     “Authorized Representative” shall mean the chief financial officer of CNU or MDHC, or any other officer expressly designated by CNU or MDHC as an Authorized Representative of such party.
     “Business Day” shall mean a day (other than a Saturday) on which most banks are open for general commercial business in Miami, Florida U.S.A. (“day” as used herein, means a calendar day).
     “Change of Control” means: (a) an event or series of events by which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than Dr. Phillip Frost, his spouse or one or more Persons which are, or which are owned or controlled by, Dr. Phillip Frost and/or his spouse or any of their heirs or immediate family members, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended, provided that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or within thirty (30) days), directly or indirectly, of more than fifty percent (50%) of the combined voting power of CNU’s outstanding common stock ordinarily having the right to vote at an election of directors; or (b) the majority of the board of directors or comparable governing body of CNU fails to consist of Continuing Directors; in each case, without the prior written consent of the Bank (which consent shall not be unreasonably withheld).
     “CNU Note” shall mean the $4,629,630.00 revolving promissory note from CNU in favor of Bank and any modification, renewal or consolidation thereof as substitute therefor.
     “Collateral” shall mean all of any Obligor’s Accounts, Inventory, FF&E, General Intangibles, Negotiable Collateral, Deposits and Securities and the property encumbered by the Mortgage (as such terms are defined in the Florida Uniform Commercial Code and the Security Agreement), and all other Collateral as defined in the Security Agreement and any Interest Rate Protection Agreements.

     “Commitment Amount” shall mean the Facility A Commitment Amount or the Facility B Commitment Amount, as the context may require.
     “Continuing Directors” means, with respect to any person as of any date of determination, any member of the board of directors or equivalent governing body of such Person who (a) was a member of such board of directors or governing body on the date of this Agreement, or (b) was nominated for election or elected to such board of directors or governing body with the approval of the required majority of the Continuing Directors who were members of such board at the time of such nomination or election.
     “Debt” shall mean any of the following: (i) indebtedness or liability for borrowed money, (ii) obligations evidenced by bonds, notes, or other similar instruments, (iii) obligations for the deferred purchase price of property or services, but excluding trade payables, (iv) obligations as lessee under capital leases, (v) all guarantees, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, or otherwise to assure creditors against loss, (vi) obligations under letters of credit but excluding cash secured letter of credit obligations not exceeding $500,000 in the aggregate, (vii) earn out obligations but excluding subordinated earn out obligations not exceeding $1,000,000 in the aggregate at any time (the term “subordinated earn out obligations” shall mean that the earn out obligation shall not be payable if there exists an uncured Event of Default under this Loan or if payment of the earn out obligation would cause a default under this Loan ), and (viii) obligations secured by any mortgage, lien, pledge or security interest or other charge or encumbrance on property, whether or not the obligations have been assumed.
     “Default Rate” shall mean a fluctuating rate of interest which is two percent (2%) in excess of the interest rate otherwise applicable from time to time under the Note.
     “Dollars” and “$” shall mean United States of America Dollars.
     “EBITDA” means net income, less income or plus loss from discontinued operations and extraordinary items, plus income taxes, plus interest expense, plus depreciation, depletion, and amortization and other non-cash charges and expenses (including, but not limited to, in respect of stock or other equity-based compensation expense).
     “Event of Default” shall have the meaning given it in §6.1.
     “Existing Letters of Credit” shall mean each of the letters of credit issued by the Bank as of the date hereof for the account of either Borrower.
     “Facility A Commitment Amount” shall mean Four Million, Six Hundred Twenty-Nine Thousand, Six Hundred Thirty and No/100 ($4,629,630.00) Dollars.
     “Facility B Commitment Amount” shall mean Five Million, Three Hundred Seventy Thousand, Three Hundred Seventy and No/100 ($5,370,370.00) Dollars.
     “FF&E” shall mean all of Obligors’ furnishings, furniture and equipment.

     “Fixed Charge Coverage Ratio” means the ratio of (a) the sum of EBITDA plus lease expense, and rent expense minus capital expenditures, to (b) the sum of (i) interest expense, lease expense, rent expense, (ii) the current portion of long term debt (excluding amounts due under this Loan), (iii) the current portion of capitalized lease obligations and cash tax payments, and (iv) 20% of the outstanding balance of the Loan (in the case of items (ii), (iii) and (iv) above, measured as of the date of determination).
     “GAAP” or “Generally Accepted Accounting Principles” means generally accepted accounting principles, being those principles of accounting set forth in pronouncements of the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or which have other substantial authoritative support and are applicable in the circumstances as of the date of a report.
     “Guaranty” shall mean a guaranty in substantially the form of Exhibit “A” attached hereto.
     “Intangible Assets” shall mean the total amount of goodwill, patents, trade names, trade or service marks, copyrights, experimental expense, organization expense, unamortized debt discount and expense, the excess of cost of shares acquired over book value of related assets, and such other assets as are properly classified as “intangible assets” of any Obligor determined in accordance with GAAP.
     “Interest Rate Protection Agreement” shall mean any agreement between CNU and Bank or any affiliate of Bank now existing or hereafter entered into, which provides for an interest rate, credit, commodity or equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross-currency rate swap, currency option, or any similar transaction or any combination of, or option with respect to, these or similar transactions, for the purpose of hedging Borrower’s exposure to fluctuations in interest or exchange rates, loan, credit, exchange, security or currency valuations or commodity prices, including a swap agreement (as defined in 11 U.S.C. 101) evidenced by an ISDA Master Agreement and Schedules.
     “Inventory” shall have the meaning as defined in the Florida Uniform Commercial Code.
     “Letter of Credit” shall mean (a) any standby letter of credit issued by the Bank pursuant to the terms hereof, as such standby letter of credit may be amended, modified, restated, extended, renewed, increased, replaced or supplemented from time to time and (b) any Existing Letter of Credit, as such letter of credit may be amended, modified, restated, extended, renewed, increased, replaced or supplemented from time to time.
     “LIBOR Daily Floating Rate” means, for any applicable interest period, the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as selected by the Bank from time to time) as determined for each banking day at approximately 11:00 a.m. London time two (2) London Banking Days prior to the date in question, for U.S. Dollar deposits (for delivery on the first day of such interest period) with a one month term. If such rate is not available at such time for any reason, then the rate for that interest period will be determined by such alternate method as reasonably selected by the Bank. A “London Banking Day” is a day on which banks in London are open for business and dealing in offshore dollars.
     “Loan” shall mean the Loan under this Agreement.
     “Loan Documents” shall mean the Notes, the Security Agreement, the Mortgage, the Mortgage Modification, this Agreement, any Guaranty agreements, UCC-1 Financing Statements, any Interest Rate Protection Agreements, landlord lien waivers, and all other documents signed by any Obligor in favor of Bank in connection with the Loan.
     “LOC Documents” shall mean, with respect to each Letter of Credit, such Letter of Credit, any amendments thereto, any documents delivered in connection therewith, any application therefor (which the Issuing Lenders agree shall be on terms consistent with this Agreement and the other Loan Documents), and any agreements, instruments, guarantees or other documents delivered by any Borrower (whether general in application or applicable only to such Letter of Credit) governing or providing for (a) the rights and obligations of the parties concerned or (b) any Collateral for such obligations.
     “Managed Care Agreements” shall mean a contract between any Obligor and a health maintenance organization.
     “Material Adverse Change” shall mean any change in CNU’s and its Subsidiaries’ (taken as a whole) assets, properties or financial condition, taken as a whole, which would materially and adversely jeopardize the ability of the Obligors (taken as a whole) to make payment as and when due of all or any part of its obligations under the Loan Documents.
     “MDHC Note” shall mean the $5,370,370 revolving promissory note from MDHC in favor of Bank and any modification, renewal, or consolidation thereof or substitute therefor.
     “Mortgage” shall mean that certain Mortgage and Assignment of Leases executed by MDHC as security for the Loan, encumbering property owned by MDHC at 3233 Palm Avenue, Hialeah, Florida 33012.
     “Mortgage Modification” shall mean that certain Mortgage Modification Agreement between MDHC and Bank of even date herewith.
     “Notes” shall mean the CNU Note and the MDHC Note.
     “Obligations” shall mean all indebtedness, liabilities and obligations of the Borrowers under the Notes and this Agreement and the Loan Documents, including obligations of CNU under any Interest Rate Protection Agreements, direct or indirect, absolute or contingent, due or not due, in contract or tort, liquidated or unliquidated, arising by operation of law or otherwise, now existing or hereafter arising, and whether or not for the payment of money or the performance or non-performance of any act, including, but not limited to, all damages which the Obligors may owe to the Bank by reason of any breach by the Obligors of any representation, warranty, covenant, agreement or other provision of this Agreement or any of the other Loan Documents.

     “Obligors” shall mean each of CNU, MDHC and any other Subsidiary of CNU that executes and delivers to Bank a Guaranty.
     “Permitted Debt” shall mean:
     (i) the Obligations and any guaranty thereof;
     (ii) Debt existing on the date of this Agreement and any refinancing thereof provided that the amount of the refinanced Debt does not exceed the principal amount of such existing debt as of the date of this Agreement;
     (iii) Debt in respect of obligations secured by Permitted Liens;
     (iv) Guarantees of obligations of CNU and its Subsidiaries of obligations not prohibited by this Agreement;
     (v) Debt arising from intercompany loans and advances (a) from any Subsidiary of CNU to CNU or to any other Obligor, or (b) from CNU to any other Obligor; provided, that such Debt shall be expressly subordinate to the payment in full of the Obligations;
     (vi) purchase money Debt (including, without limitation, capitalized Leases) incurred by any Obligor from the Bank or any Affiliate of the Bank;
     (vii) Debt with respect to surety, appeal and performance bonds obtained by the Borrower or any of its Subsidiaries in the ordinary course of business;
     (viii) Debt incurred by any Obligor (whether or not assumed) in any acquisition as part of the consideration therefor, provided that (a) such Debt is unsecured and is subordinated to the Obligations on terms reasonably acceptable to the Bank, and (b) such Debt was not created in contemplation of such acquisition;
     (ix) Debt in respect of Interest Rate Protection Agreements; and
     (x) additional Debt in an aggregate amount at any time outstanding not exceeding $500,000.
     “Permitted Liens” shall mean with respect to the Collateral:
     (i) liens for taxes and other governmental charges not yet due and payable, other liens imposed by law arising in the ordinary course of business for sums not due, and, if Bank’s rights to and interest in the Collateral are not materially and adversely affected thereby, any such liens for taxes and other governmental charges or other lien arising in the ordinary course of business being contested in good faith by appropriate proceedings;
     (ii) liens in favor of Bank or any Affiliate of the Bank;

     (iii) liens which will be discharged with the proceeds of the initial Advances of the Loan;
     (iv) Liens securing Debt permitted under clauses (ii) and (x) of the definition of “Permitted Debt” contained herein and Liens on cash securing letter of credit obligations not exceeding $500,000 in the aggregate;
     (v) Title matters shown on the title insurance commitment insuring the Mortgage, provided such matters are acceptable to Bank;
     (vi) liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security benefits or secure the performance of bids, tenders, sales, contracts, surety, appeal and performance bonds;
     (vii) Liens of attachment or judgment with respect to judgments, writs or warrants of attachment, or similar process against any Obligor which do not constitute a Default under Section 6.1(f) hereof;
     (viii) any interest or title of the lessor in the property subject to any operating lease entered into by any Obligor in the ordinary course of business; and
     (ix) other liens expressly permitted in writing by Bank.
     “Person” shall mean an individual, corporation, partnership, association, trust or unincorporated organization or a government or any agency or political subdivision thereof.
     “Security Agreement” shall mean that certain Security Agreement dated as of even date herewith from the Obligors for the benefit of the Bank, as the same may be amended, modified or supplemented from time to time. The Security Agreement shall secure all of the Obligations.
     “Security Documents” shall mean the Security Agreement, the Mortgage, all UCC-1 Financing Statements, and all the documents executed by Obligors for the purpose of creating security interests in the collateral as security for the Obligations.
     “Subsidiary” shall mean an entity in which CNU, directly or indirectly, owns more than fifty percent (50%) of the stock, capital, or income interests, or other beneficial interests, or which is effectively controlled directly or indirectly, by CNU, including, without limitation, Seredor Corporation.
     “Tangible Net Worth” shall mean CNU’s consolidated net worth as shown on CNU’s consolidated quarterly (or annual) financial statements prepared in accordance with GAAP, but excluding an amount equal to: (i) any intangible assets, and (ii) any amounts now or hereafter directly or indirectly owing to any Obligor by officers, shareholders or affiliates of any Obligor.
     “Termination Date” shall mean the earlier of (i) January 31, 2012 and (ii) the date of termination of the Bank’s commitment to make Advances upon the occurrence of an Event of Default hereunder.

     “United States” shall mean the United States of America.
     §1.2 Accounting Matters. Unless otherwise specified herein, all accounting determinations hereunder and all computations utilized by CNU in complying with the covenants contained herein shall be made, all accounting terms used herein shall be interpreted, and all financial statements requested to be delivered hereunder shall be prepared, in accordance with GAAP; provided that, until four (4) complete fiscal quarters have elapsed after the consummation by CNU or any of its Subsidiaries of the acquisition of any business, the calculation of all income statement and cash flow items as to such acquired business shall be determined on a pro forma basis by annualizing the most recent quarterly or semi-annual or trailing three quarters financial results from date of the acquisition.
     §1.3 Number; Sections and Articles. Each use of a singular pronoun herein shall be deemed to include a reference to the plural variation thereof, and vice versa, in each case as the context may permit or require. Any reference to any article, section or exhibit shall mean, respectively, the appropriate article, section or exhibit of this Agreement unless there is a specific reference to an article, section or exhibit of another document.
§2. REVOLVING LOAN.
     §2.1 Commitment.
          (a) Facility A. Bank agrees, on the terms and conditions hereinafter set forth, to make Advances to CNU and to issue standby Letters of Credit for the account of CNU from time to time during the period from the date hereof to and including one day prior to the Termination Date up to the Facility A Commitment Amount. Within the limits of the Bank’s commitment set forth herein below, CNU may borrow, repay and reborrow (or otherwise obtain additional Advances and Letters of Credit) provided that the aggregate outstanding principal amount of the Advances under Facility A, plus the aggregate face amount of all Letters of Credit under Facility A shall not exceed the Facility A Commitment Amount.
          (b) Facility B. Bank agrees, on the terms and conditions hereinafter set forth, to make Advances to MDHC and to issue standby Letters of Credit for the account of MDHC from time to time during the period from the date hereof to and including one day prior to the Termination Date. Within the limits of the Bank’s commitment set forth herein below, MDHC may borrow, repay and reborrow (or otherwise obtain additional Advances and Letters of Credit) provided that the aggregate outstanding principal amount of the Advances under Facility B plus the aggregate face amount of all Letters of Credit under Facility B shall not exceed the Facility B Commitment Amount.
     §2.2 Uses of Advances. The Advances shall be used by Borrower to refinance and satisfy all obligations owed by Borrowers to Merrill Lynch Commercial Finance Corp., for short term working capital requirements and general corporate purposes, for the repurchase of CNU’s common stock, and for acquisitions. Borrowers agree that under no circumstances will the proceeds of the Loan or any Advance be used to purchase, carry or trade in “margin stock” (other than share repurchases by CNU) within the meaning of Registration G, T, U or X issued by the

Board of Governors of the Federal Reserve System, or repay debt of any Obligor incurred to purchase, carry or trade in “margin stock.”
     §2.3 Advances. Any Borrower requesting an Advance shall give the Bank prior written notice of each requested Advance or on or before noon of the date of the requested Advance. MDHC authorizes Bank to accept notices of request for Advance from Administrative Borrower. Each such notice shall specify the amount of the requested Advance and the Borrower’s intended use of the funds. Notwithstanding anything herein to the contrary, if a Borrower has entered into an autoborrow facility with Bank then the terms of the autoborrow facility shall prevail with respect to that Borrower.
     §2.4 General Provisions as to Advances.
          (a) Limitation on Bank’s Duty. With respect to either Facility A or Facility B, the Bank shall have no obligation to make any Advance or issue any Letters of Credit if (i) the aggregate principal amount of Advances outstanding plus the aggregate face amount of all outstanding Letters of Credit under such Facility shall equal or exceed the Commitment Amount for such Facility at any time, or (ii) if Borrower is in default under this Agreement, or (iii) if the issuance of such Advances or Letters of Credit would otherwise cause a violation of applicable law or any regulatory directive, interpretation or request, to which the Bank is subject.
          (b) Obligations Absolute. The obligation of each Borrower to reimburse the Bank for each Advance made to such Borrower shall be irrevocable, shall not be subject to any qualification or exception whatsoever and shall be binding in accordance with the terms and conditions of this Agreement under all circumstances, including, without limitation, the following circumstances:
               (i) any lack of validity or enforceability of this Agreement or any of the other Loan Documents;
               (ii) the surrender or impairment of any security for the performance or observance of any of the terms of this Agreement or the other Loan Documents;
               (iii) the occurrence or continuance of any Default or Event of Default.
     §2.5 Telephone and Telefax Authorization.
          (a) The Bank may honor telephone or telefax instructions for Advances or for the issuance of Letters of Credit, or repayments given, or purported to be given, by any one of the Authorized Representatives.
          (b) The Obligors hereby agree to indemnify and hold the Bank harmless from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions the Bank reasonably believes are made by any Authorized Representatives. This paragraph will survive this Agreement’s termination, and will benefit the Bank and its officers, employees, and agents.

     §2.6 Advances for Acquisitions. Borrower shall have the option to obtain Advances for acquisitions by Borrower or by any Subsidiary of CNU of corporations or other entities which are in the healthcare services line of business, and/or assets of such companies, subject to compliance with the following requirements and conditions:
               (i) the aggregate purchase price for an acquisition shall not exceed $15,000,000;
               (ii) subject to compliance by Obligors with the terms of this Agreement, Advances shall be available for acquisitions in amounts as follows:
          a. up to 100% of all acquisition costs up to but not exceeding $5,000,000; plus
          b. up to 60% of all acquisition costs in excess of $5,000,000;
               (iii) any financing of the acquisition other than the Loan shall be expressly subordinate to the Loan, pursuant to a subordination agreement acceptable to Bank, and shall be subject to the limitations of Section 5.3(c) of this Agreement; and
               (iv) Obligors must be in compliance with all financial covenants and other provisions of this Agreement both prior to and immediately after giving effect to consummation of the acquisition.
               (v) if the acquired company is to be a Subsidiary or Affiliate, and not merged into CNU or MDHC, the acquired company shall execute and deliver to Bank a guaranty of the Loan and a security agreement in favor of Bank encumbering all assets.
     §2.7 Unused Commitment Fee.
          (a) Facility A. CNU agrees to pay a quarterly non-use fee in arrears on the difference between the Facility A Commitment Amount and the average outstanding principal amount of credit which CNU actually uses, determined on a quarterly basis by the average quarterly amount of credit outstanding during each calendar quarter. For the fiscal year ending June 30, 2010 the fee will be 37.5 basis points (0.375%) on the average unused Facility A Commitment Amount which shall be payable quarterly in arrears on the last Business Day of December, 2009, and on the last Business Day of March and June, 2010. For each fiscal year after June 30, 2010, the fee shall be 50 basis points, payable quarterly in arrears on the last Business Day of September, December, March and June of each year until the expiration of the Loan. The calculation of credit outstanding shall be done by Bank and shall include outstanding Letters of Credit. In the event that this Agreement is terminated prior to the end of any calendar quarter of any year, the unused commitment fee will be due as of the date of termination, and shall be calculated through and including, but not after, the date of termination.
          (b) Facility B. MDHC agrees to pay a quarterly non-use fee in arrears on the difference between the Facility B Commitment Amount and the average outstanding principal amount of credit which MDHC actually uses, determined on a quarterly basis by the average quarterly amount of credit outstanding during each calendar quarter. For the fiscal year ending

June 30, 2010 the fee will be 37.5 basis points (0.375%) on the average unused Facility B Commitment Amount which shall be payable quarterly in arrears on the last Business Day of December, 2009, and on the last Business Day of March and June, 2010. For each fiscal year after June 30, 2010, the fee shall be 50 basis points, payable quarterly in arrears on the last Business Day of September, December, March and June of each year until the expiration of the Loan. The calculation of credit outstanding shall be done by Bank and shall include outstanding Letters of Credit. In the event that this Agreement is terminated prior to the end of any calendar quarter of any year, the unused commitment fee will be due as of the date of termination, and shall be calculated through and including, but not after, the date of termination.
     §2.8 Letters of Credit.
          (a) Subject to the terms and conditions hereof and of the LOC Documents, if any, and any other terms and conditions which the Bank may reasonably require that are consistent with the terms of this Agreement, during the term of this Agreement, Bank shall issue standby Letters of Credit for the account of either Borrower from time to time upon request of such Borrower in a form acceptable to the Bank; provided, however, that (i) the aggregate amount of all Letters of Credit (including the drawn but unreimbursed amounts of Letters of Credit) shall not at any time exceed Three Million Dollars ($3,000,000), (iii) all Letters of Credit shall be denominated in United States Dollars and (iv) Letters of Credit shall be issued for any lawful corporate purposes and shall be issued as standby letters of credit, including in connection with workers’ compensation and other insurance programs. Except as otherwise expressly agreed by the Bank, no Letter of Credit shall have an original expiry date more than twelve (12) months from the date of issuance; provided, however, so long as no Default or Event of Default has occurred and is continuing and subject to the other terms and conditions to the issuance of Letters of Credit hereunder, the expiry dates of Letters of Credit may be extended annually or periodically from time to time on the request of the applicable Borrower or by operation of the terms of the applicable Letter of Credit to a date not more than twelve (12) months from the date of extension. In the event that the expiry date of any Letter of Credit is later than the Termination Date, then not less than ninety (90) days prior to the Termination Date the applicable Borrower shall deliver to Bank good funds equal to 100% of the Bank’s maximum liability under such Letter of Credit, to be held as cash collateral for such Borrower’s reimbursement obligations thereto. Each Letter of Credit shall comply with the related LOC Documents. The issuance and expiry date of each Letter of Credit shall be a Business Day. The Existing Letters of Credit shall, as of the date of this Agreement, be deemed to have been issued as Letters of Credit hereunder under Facility [___] hereunder and subject to and governed by the terms of this Agreement.
          (b) As to all Letters of Credit, Borrowers agree that:
               (i) Upon the occurrence of an Event of Default, the applicable Borrower shall, on demand, deliver to Bank good funds equal to 100% of Bank’s maximum liability under all outstanding Letters of Credit issued for the account of such Borrower to be held as cash Collateral for such Borrower’s reimbursement obligations.
               (ii) The Bank shall have right to automatically charge such Borrower’s account for applicable fees, discounts, and other charges.

               (iii) It will pay any reasonable, customary administrative charges that the Bank notifies such Borrower will be charged for issuing and processing Letters of Credit for such Borrower. It will pay the Bank a non-refundable fee equal to 1.50% per annum of the average daily maximum amount available to be drawn under each standby letter of credit issued for such Borrower’s account, payable quarterly in arrears, calculated on the basis of the face amount outstanding on the day the fee is calculated. All other payments made by Bank under any such Letters of Credit (whether or not Borrower is the account party or drawer) and all other fees, commissions, discounts and other amounts owed or to be owed to Bank in connection therewith, shall be secured by the Collateral, and shall be repaid on demand.
          (c) In the event of any conflict between this Agreement and any LOC Document (including any letter of credit application and any LOC Documents relating to the Existing Letters of Credit), this Agreement shall control.
          (d) Notwithstanding anything to the contrary set forth in this Agreement, including, without limitation, Section 2.1, a Letter of Credit issued hereunder may contain a statement to the effect that such Letter of Credit is issued for the account of a subsidiary of a Borrower; provided that, notwithstanding such statement, the applicable Borrower shall be the actual account party for all purposes of this Agreement for such Letter of Credit and such statement shall not affect such Borrower’s reimbursement obligations hereunder with respect to such Letter of Credit.
          (e) Unless otherwise expressly agreed by the Bank and the applicable Borrower, when a Letter of Credit is issued, the rules of the “International Standby Practices 1998,” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance) shall apply to each standby Letter of Credit.
     §2.9 Loan Payments.
          (a) The indebtedness of each Borrower for Advances under the Loan and outstanding letter of credit obligations shall be evidenced by the Notes executed by an Authorized Representative of each Borrower. All Advances shall bear interest at the Libor Daily Floating Rate plus 2.40%, as the Libor Daily Floating Rate may change on a daily basis. The terms and provisions of the Notes are incorporated herein as if fully set forth in this Agreement and the executed Notes shall be deemed a part of this Agreement for all purposes. All accrued interest shall be payable the first Business Day of each month. The outstanding principal amount of all Obligations together with unpaid accrued interest shall be paid in full on the Termination Date.
          (b) Each Borrower agrees that the Bank has authority to debit the amount due on the first Business Day of each month from Borrower’s deposit account number as furnished to Bank, or such other account with the Bank as designated by Borrowers in writing.
          (c) Each Borrower shall, on demand by the Bank, pay to the Bank interest on all sums (including but without limitation any lawful default interest) not paid on their respective due dates under this Agreement or under such Borrower’s Note (without taking into account any grace periods in Section 6) from the due date up to the date of actual payment (as well after as before judgment) at the Default Rate. In the case of a partial payment by a Borrower, the Bank may appropriate such payment towards such of the obligations of such Borrower under this Agreement as the Bank may decide. Each Borrower waives any right to make an appropriation in respect of a partial payment. Any appropriation by the Bank shall apply to the exclusion of any actual or purported appropriation by any Borrower. Save as otherwise provided in this Agreement, if any payment would otherwise be due on a day which is not a Business Day, the next following Business Day shall be substituted for such day.
          (d) The direct Obligations of CNU hereunder as to Facility A and under the Facility A Note are several from the direct Obligations of MDHC hereunder as to Facility B and under the Facility B Note.
     §2.10 Prepayment/Cancellation of Commitment.
          (a) CNU shall have the option to prepay Facility A in whole or in part without penalty. CNU shall have the option to reduce the Facility A Commitment Amount in whole or in part without penalty, provided that if CNU elects to terminate in full the Facility A Commitment hereunder, CNU shall pay all monies owed to Bank under Facility A, including, without limitation, all Advances, all accrued interest and late fees, and any unused commitment fee, and payment of all outstanding Letters of Credit (or remittance of good funds to Bank equal to 100% of all outstanding Letters of Credit).
          (b) MDHC shall have the option to prepay Facility B in whole or in part without penalty. MDHC shall have the option to reduce the Facility B Commitment Amount in whole or in part without penalty, provided that if MDHC elects to terminate in full the Facility B Commitment hereunder, MDHC shall pay all monies owed to Bank under Facility B, including, without limitation, all Advances, all accrued interest and late fees, and any unused commitment fee, and payment of all outstanding Letters of Credit (or remittance of good funds to Bank equal to 100% of all outstanding Letters of Credit).
     §2.11 Sale of Assets. Borrowers shall pay to Bank as a mandatory prepayment of Facility A and Facility B, on a pro rata basis, but without any corresponding reduction of the Facility A Commitment Amount or Facility B Commitment Amount, all net proceeds received by any Obligor arising from any sale of assets by any Obligor in excess of $1,000,000 and which are not reinvested in other assets useful in the business of the Obligors within one hundred eighty (180) days of receipt thereof.
§3. CONDITIONS OF LENDING.
     §3.1 Conditions Precedent to Initial Advance. The obligation of Bank to make the initial Advance is subject to the condition precedent that Bank shall have received, the following, all in form and substance satisfactory to Bank:
          (a) The Notes, duly executed by the Borrower party thereto;
          (b) A Guaranty agreement in favor of Bank, duly executed by MDHC and each Subsidiary listed in Schedule 3.1(b), as to the Obligations of CNU under the CNU Note,

and by CNU and each Subsidiary listed on Schedule 3.1(b) as to the Obligations of MDHC under the MDHC Note;
          (c) A Security Agreement executed by Obligors granting a first lien to Bank, as security for all Obligations, in all Accounts, Inventory, FF&E, General Intangibles, Negotiable Collateral, Deposits and Securities and other corporate assets of Obligors;
          (d) UCC-1 Financing Statements filed in the State of Florida and such other jurisdictions, if any, as Bank’s counsel may deem appropriate to protect the Bank’s lien;
          (e) The Mortgage Modification duly executed by MDHC, with respect to the Mortgage granting a first lien to Bank in the property encumbered thereby;
          (f) A title insurance policy in favor of Bank insuring the first lien of the Mortgage in an amount acceptable to Bank.
          (g) A certified copy of the resolution of the board of directors (or equivalent) of each Obligor approving each Loan Document to which it is a party and of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to each such Loan Document;
          (h) A certificate of the Secretary of each Obligor certifying the name and true signatures of its officers authorized to sign each Loan Document to which it is a party and the other documents to be delivered by it hereunder;
          (i) A certificate of good standing issued by the state of organization of each Obligor.
          (j) A certified copy of the organizational documents of each Obligor;
          (k) A favorable opinion of legal counsel for the Obligors, covering such matters as Bank may reasonably request;
          (l) Certified UCC-11, lien, judgment and tax search reports for each jurisdiction in which Obligors are located or doing business, showing no liens or financing statements of record against the Obligors except equipment liens acceptable to Bank;
          (m) List of FF&E and Inventory showing locations;
          (n) Releases or assignments to Bank of all liens of Merrill Lynch Commercial Finance Corp. on the assets of Obligors;
          (o) Payment of all fees and other amounts due and owing to the Bank in connection with this Agreement including reimbursement of Bank’s legal counsel fees and costs;
          (p) Guaranties and security agreements executed by each Subsidiary (other than Excluded Subsidiaries);

          (q) Copies of insurance policies, including liability and extended coverage casualty, covering the assets of the Obligors in amounts and with companies reasonably acceptable to Bank.
          (r) Such other approvals, appraisals, opinions, consents and due diligence documents as Bank may reasonably request.
     §3.2 Conditions Precedent to Each Advance. The following conditions, in addition to any other requirements set forth in this Agreement, shall have been met or performed by the date with respect to any Advance is to be made as requested by a Borrower (“Advance Request”) and each Advance Request (whether or not a written Advance Request is required) shall be deemed to be a representation that all such conditions have been satisfied:
          (a) Advance Request. A Borrower shall have delivered to Bank an Advance Request and other information, as required under this Agreement.
          (b) No Default. No Default shall have occurred and be continuing or could occur upon the making of the Advance in question and, if a Borrower is required to deliver a written Advance Request, such Borrower shall have delivered to Bank an officer’s certificate (which, in the case of MDHC, may be delivered by the Administrative Borrower) to such effect, which may be incorporated in the Advance Request.
          (c) Correctness of Representations. All representations and warranties made by Obligors herein or otherwise in writing in connection herewith shall be true and correct in all material respects with the same effect as though the representations and warranties had been made on and as of the proposed Advance Date, except if a representation is made as of a specific date, the representation shall be true and correct in all material respects as of such date, and, if a Borrower is required to deliver a written Advance Request, such Borrower shall have delivered to Bank an officer’s certificate (which, in the case of MDHC, may be delivered by the Administrative Borrower) to such effect, which may be incorporated in the Advance Request.
          (d) No Material Adverse Change. There shall have been no Material Adverse Change since the date of the most recent financial statements delivered prior to June 30, 2009.
          (e) Limitations Not Exceeded. The proposed Advance shall not cause the outstanding principal balance of the Facility pursuant to which the Advance is requested to exceed the Commitment Amount with respect to such Facility.
§4. REPRESENTATIONS AND WARRANTIES.
     §4.1 Representations and Warranties. Borrowers each represent and warrant (and, as long as this Agreement is in effect or any indebtedness of such Borrower to Bank remains outstanding hereunder, shall be deemed continuously to represent and warrant) to Bank as follows:
          (a) CNU is a corporation organized under the laws of the State of Florida.

          (b) MDHC is a limited liability company organized under the laws of the State of Florida.
          (c) The execution, delivery and performance by each Obligor of the Loan Documents to which it is a party are within their corporate powers; have been duly authorized by all necessary corporate action; and do not contravene their (i) articles of incorporation or bylaws or the equivalent or (ii) law, regulations, or any contractual restriction binding on them, or any order, judgment or other ruling of any court or governmental authority, agency or instrumentality binding on or affecting Obligors .
          (d) No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by Obligors of any Loan Document to which it is a party.
          (e) This Agreement and the other Loan Documents to which any Obligor is a party are and will be legal, valid and binding obligations of such Obligor enforceable against such Obligor in accordance with their respective terms.
          (f) Any balance sheets of any Obligor, and any related statements of income and retained earnings of any Obligor, copies of which have been furnished to Bank, to the best of Borrowers’ knowledge fairly present the financial condition of such Obligor as of the dates indicated thereon and the results of the operations of such Obligor for the periods ending on such dates. Since June 30, 2009 there has been no Material Adverse Change.
          (g) There is no pending, or to Borrowers’ knowledge, threatened action or proceeding against any Obligor before any court, governmental agency or arbitrator, which could reasonably be expected to materially and adversely affect the financial condition or operations of Obligors or the ability of any Obligor to execute, deliver or perform any Loan Document.
          (h) Neither CNU nor MDHC is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of any Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.
          (i) Obligors’ chief executive offices are in Miami-Dade County, Florida.
          (j) Obligors are in compliance with all applicable regulatory requirements except to the extent the failure to so comply could not reasonably be expected to result in a Material Adverse Change.
          (k) No Event of Default has occurred and is continuing.
          (l) The Collateral is free and clear of liens except for Permitted Liens.
          (m) No Obligor is in default under any obligation for borrowed money in excess of $1,000,000, and no litigation asserting claims against any Obligor in excess of $1,000,000 as to which such Obligor is not adequately covered by insurance is, in the reasonable opinion of Borrower, pending or threatened in writing against such Obligor of which the Bank has not been informed in writing.
          (n) A list of all existing Subsidiaries of Borrower is attached hereto as Schedule 4.1(h).
          (o) Attached hereto as Schedule 4.1(o) is a list of the Subsidiaries which in the aggregate qualify as Excluded Subsidiaries per Section 5.1(m) of this Agreement. CNU represents that the aggregate of the pro forma EBITDA of all such Excluded Subsidiaries listed in Schedule 4.1(o) does not exceed 7.5% of the consolidated EBITDA of CNU and its Subsidiaries.
          (p) Taken as a whole, neither (a) this Agreement nor any other Loan Document or certificate or document executed and delivered by any Obligor in accordance with or pursuant to any Loan Document nor (b) any written statement of any Obligor, nor (c) any written representation or warranty provided to the Bank by any Obligor in connection with the negotiation or preparation of the Loan Documents, contains any misrepresentation or untrue statement of material fact or omits to state a material fact necessary, in light of the circumstance under which it was made, in order to make any such warranty, representation or statement contained therein not misleading as and when made.
          (q) No Obligor’s businesses or properties nor any relationship among them and any other Person, nor any circumstance in connection with the execution, delivery and performance of the Loan Documents and the transactions contemplated thereby, is such as to require a consent, approval or authorization of, or filing, registration or qualification with, any governmental authority or any other Person on its part as a condition to the execution, delivery and performance of, or consummation of the transactions contemplated by the Loan Documents, which, if not obtained or effected, would be reasonably likely to result in a Material Adverse Change, or if so, such consent, approval, authorization, filing, registration or qualification has been duly obtained or effected, as the case may be.
§5. COVENANTS.
     §5.1 Affirmative Covenants. At all times while this Agreement is in effect or any indebtedness of any Borrower to Bank remains outstanding hereunder, each Obligor shall, unless Bank otherwise expressly consents in writing:
          (a) Comply in all material respects with all laws, rules, regulations, orders and licenses applicable to such Obligor, such compliance to include, without limitation, paying before they become delinquent all material taxes, assessments and governmental charges imposed upon it or upon its property except to the extent contested in good faith.
          (b) Maintain and preserve its existence in good standing, maintain and preserve any franchises and licenses necessary in the proper conduct of its business and maintain and preserve all of its properties necessary in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted.

          (c) Keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and of the assets and business of Obligors in accordance with generally accepted accounting principles consistently applied.
          (d) Maintain insurance with responsible and reputable insurance companies acceptable to Bank in such amounts and covering such risks as are customarily obtained by businesses engaging in businesses similar to the Obligors’ business. Bank acknowledges that Obligors’ existing insurance coverage is acceptable to Bank.
          (e) At any reasonable time and from time to time upon reasonable prior notice, permit Bank or any agents or representatives thereof during normal business hours to examine and make copies of and abstracts from any Obligor’s records and books of account and to visit the properties of any Obligor and inspect the Collateral and to discuss the affairs, finances and accounts of any Obligor with any of its officers or its accountants.
          (f) Conduct all its operations and maintain all its properties in substantial compliance with all applicable laws, regulations and edicts, including, without limitation, State sales tax requirements, the Occupational, Safety and Health Act, the Environmental Protection Act, the Americans with Disabilities Act, the Employee Retirement, Income and Security Act, all Federal and Medicare and other medical reimbursement acts, and all federal medical privacy acts, including HIPAA, and all Federal and State pension, retirement, wage-hour, safety and other employee and consumer protection laws, except to the extent the failure to so comply could not reasonably be expected to result in a Material Adverse Change.
          (g) Furnish to Bank the following, all in form and substance, and with a degree of detail reasonably satisfactory to Bank, the following financial statements (“Financial Statements”):
               (i) As soon as available, and in any event within ninety (90) days after the end of each fiscal year of the CNU, a copy of the annual SEC Form 10-K filing of CNU containing the annual consolidated financial statements of CNU and its Subsidiaries for such fiscal year containing a consolidated balance sheet, statements of income and a cash flow statement, all in reasonable detail and audited by an independent certified public accounting firm of recognized standing reasonably satisfactory to the Bank (Bank acknowledges that Ernst & Young is acceptable to Bank), stating that such financial statements fairly present the consolidated results of its operations and changes in financial position for the period indicated in conformity with GAAP applied on a consistent basis and that the audit by such accountants in connection with such financial statements has been made in accordance with United States generally accepted auditing standards; and
               (ii) As soon as available, and in any event within fifty (50) days after the end of each quarterly accounting period in each fiscal year of CNU, a copy of the quarterly SEC Form 10-Q filing of CNU including an unaudited consolidated financial report of CNU and its Subsidiaries as at the end of such quarter and for the period then ended, containing a consolidated balance sheet, statements of income and a cash flow statement, certified by the chief financial officer of CNU as presenting fairly the consolidated financial position of CNU and its Subsidiaries as of the date indicated and the results of its operations for the period indicated in conformity with GAAP applied on a consistent basis, subject to changes resulting from year-end adjustments; and
               (iii) Promptly upon receipt thereof, a copy of each other report or “management letter” submitted to any Obligor by their independent accountants in connection with any annual, interim or special audit made by them; and
               (iv) All financial statements specified in clauses (i) and (ii) above shall be furnished with comparative figures for the corresponding period in the preceding year. Together with each delivery of financial statements required by clauses (i) and (ii) above CNU and MDHC will deliver to the Bank an officer’s certificate stating that there exists no Event of Default or Default, or, if any such Event of Default or Default exists, stating the nature thereof, the period of existence thereof and what action CNU and MDHC have taken or propose to take with respect thereto. The Bank is authorized to deliver a copy of any financial statement delivered to it to any regulatory body having jurisdiction over it.
               (v) Operating Budget. Not later than the date of delivery of the SEC Form 10-K to Bank, CNU shall prepare and deliver to Bank a budget for CNU for the current fiscal year in reasonable detail and, promptly when available, any significant revisions of any such budget. Bank acknowledges that the form of Budget previously delivered to Bank is in a form acceptable to Bank.
               (vi) A written report to Bank of all pending litigation against any Obligor which Borrowers or Borrowers’ counsel reasonably believes may result in a judgment not covered by insurance against any Obligor in excess of $1,000,000.00, not less often than semi-annually, and a written report promptly at any time that new litigation or new claims against any Obligor not covered by insurance which Borrower or Borrowers’ counsel reasonably believes may result in a judgment against such Obligor in excess of $1,000,000.00.
               (vii) From time to time promptly after Bank’s request, such additional information, reports and statements as Bank may reasonably request.
     All Financial Statements shall contain or be attached to the signed and dated written certification of the reporting party in form specified by Bank to certify that the Financial Statements are furnished to Bank in connection with the extension of credit by Bank and fairly present the consolidated financial condition of CNU as of the dates indicated thereon and the consolidated results of operations of CNU for the periods ending on such dates. All required Financial Statements must be accompanied by a certificate of compliance signed by a responsible officer of CNU and MDHC, which includes CNU’s and MDHC’s computation of all financial covenants. All certifications and signatures on behalf of corporations, partnerships or other entities shall be by a representative of the reporting party satisfactory to Bank. Bank acknowledges that the Financial Statements presented to Bank as of the date hereof are in acceptable format.
          (h) Pay all audit and inspection fees of Bank in connection with inspections and audits of Obligor’s books and records and the Collateral; provided that for so long as no

Event of Default shall have occurred and is continuing hereunder, Obligors shall only be required to pay for one audit per each year of the term of this Agreement.
          (i) (i) take all reasonable measures, in accordance with all applicable Anti-Terrorism and Anti-Money Laundering Laws with respect to each holder of a direct or indirect interest in any Obligor, to assure that funds invested by such holders are derived from legal sources; (ii) not violate any Anti-Terrorism and Anti-Money Laundering Laws, and (iii) take reasonable steps, consistent with industry practice for comparable organizations and in any event as required by law, to ensure that Obligors are and shall be in compliance with all Anti-Terrorism and Anti-Money Laundering Laws; provided however, Sections (i) and (ii) of this provision shall not apply to the extent that such Person’s interest is in or through an entity whose securities are traded on a national securities exchange.
          (j) Reimburse the Bank for any expenses it incurs in the preparation of this Agreement and any agreement or instrument required by this Agreement. Expenses include, but are not limited to, reasonable attorneys’ fees.
          (k) Promptly notify the Bank in writing of:
               (i) Any lawsuit not covered by insurance which Borrowers or Borrowers’ counsel reasonably believes may result in a judgment against any Obligor in excess of $1,000,000.00.
               (ii) Any substantial dispute between any governmental authority and CNU, including without limitation any dispute involving Medicare or other governmental medical reimbursements in excess of $1,000,000.00 in the aggregate at any time.
               (iii) Any Event of Default under this Agreement, or any event which, with notice or lapse of time or both, would constitute an Event of Default.
               (iv) Any termination or non renewal of a Managed Care Agreement which represents more than 25% of the consolidated annual revenues of CNU and its Subsidiaries.
               (v) Any change in any Obligor’s name, legal structure, state of organization or chief executive office.
          (l) Help the Bank perfect and protect its security interests and liens, and reimburse it for related costs it incurs to protect its security interests and liens.
          (m) It is the intent of the parties that all Obligations shall be guaranteed by the Subsidiaries, whether now existing or hereafter acquired or created, and shall be secured by, among other things, substantially all the property and assets (whether now existing or hereafter acquired) of all Subsidiaries now existing or hereafter acquired or created, including, without limitation, all hereafter acquired properties and assets; provided, however that any Subsidiary which has pro forma EBITDA less than 3% of the consolidated EBITDA of CNU and its Subsidiaries (each, an “Excluded Subsidiary”) shall not be required to guarantee the Loan or pledge its assets, provided that the aggregate of the pro forma EBITDA of all such Excluded

Subsidiaries shall not exceed 7.5% of the consolidated EBITDA of CNU and its Subsidiaries at any time.
          (n) At its expense CNU shall execute, and shall cause its Subsidiaries (other than any Excluded Subsidiary) to execute, joinder agreements to the Guaranty and to the Security Agreement, and take all action (including, without limitation, filing Uniform Commercial Code and other financing statements, mortgages and deeds of trust that may be required under applicable law, or which the Bank may reasonably request, in order to grant, preserve, protect and perfect the validity and first priority (except as otherwise permitted by this Agreement) of the security interests and liens created or purported to be created by the Security Documents.
          (o) The property encumbered by the Mortgage is currently undergoing construction work pursuant to a Notice of Commencement (the “NOC”). All invoices for work done to date have been paid in full. Approximately, $1,200,000.00 of construction work remains to be done under the NOC. Borrower hereby indemnifies and holds Bank harmless for any construction liens which may be filed against the property arising from work done under the NOC, and Borrower agrees upon written request from Bank to promptly transfer to bond any construction liens which may arise in the future.
          (p) CNU shall furnish documentation as reasonably requested by Bank to confirm that Bank has a first perfected lien (subject to Permitted Liens) in the assets of each Subsidiary other than any Excluded Subsidiary.
          (q) Take any action reasonably requested by the Bank to carry out the intent of this Agreement.
     §5.2 Financial Covenants. So long as this Agreement remains in effect, CNU and its Subsidiaries on a consolidated basis shall comply with the following:
          (a) Minimum Fixed Charge Coverage Ratio. Maintain on a consolidated basis a Fixed Charge Coverage Ratio of not less than 1.50:1.00.
          (b) Minimum Tangible Net Worth. Maintain a consolidated “Adjusted Tangible Net Worth” of at least $25,000,000.00.
All Financial Covenants will be determined as of the last day of each fiscal quarter of CNU. The Fixed Charge Coverage Ratio shall be calculated using the results of the most recent four quarter period ending on the date of determination. The current portion of long-term liabilities will be measured as of the date which is 12 months prior to the date of determination.
     §5.3 Negative Covenants. At all times while this Agreement is in effect or any indebtedness of any Borrower to Bank remains outstanding hereunder, no Obligor shall, unless Bank otherwise expressly consents in writing:
          (a) Dissolve, liquidate, merge into or consolidate with any entity, or cease or suspend its business operations, or sell, mortgage, merge, pool, transfer or otherwise dispose of all or substantially all of its assets or properties, except that (i) CNU may merge with any

Subsidiary of CNU, provided that CNU or MDHC survives such merger, (ii) any Obligor may sell to CNU or to MDHC all or substantially all of its assets, and (iii) any Subsidiary of CNU (other than MDHC) may merge with or sell all or substantially all of its assets to any other Subsidiary of CNU, provided that the surviving entity, if not otherwise an Obligor, guarantees the Loan and executes a joinder to the Security Agreement.
          (b) Create, incur, assume or permit to exist any Debt except Permitted Debt.
          (c) Permit any lien, security interest or other charge or encumbrance upon or with respect to any of the Collateral, now owned or hereafter acquired, in each case to secure any indebtedness (including any contingent indebtedness) of any person or entity, including Borrower, except for Permitted Liens.
          (d) Make capital expenditures in any fiscal year in excess of $5,000,000.00 in the aggregate for all Obligors.
          (e) Except for transactions with CNU or any Subsidiary of CNU, engage in any business transaction with any of their respective Affiliates or any shareholder, officer or director of the such Obligor, including, without limitation, the purchase, sale or exchange of assets or the rendering of any service, except upon fair and reasonable terms that are not less favorable to such Obligor, as applicable, than those which might be obtained in an arm’s-length transaction at the time from wholly independent and unrelated sources.
          (f) Directly or indirectly make any loans to, or purchase, assume or guarantee any note to or from, any of its officers, directors, shareholders or Affiliates, or to or from any member of the immediate family of any of its officers, directors, shareholders or Affiliates.
§6. EVENTS OF DEFAULT.
     §6.1 Events of Default. Each or any of the following events or conditions shall constitute an “Event of Default” for purposes of this Agreement:
          (a) Either Borrower shall fail to pay when due any principal or interest owing by such Borrower under or in connection with its respective Note and/or any other Loan Document on the date when due; or
          (b) Either Borrower shall fail to pay when due any other amount (other than interest or principal) owing by such Borrower under or in connection with its respective Note and/or any other Loan Document within three Business Days after receipt of the invoice or written notice of amount due; or
          (c) Any Obligor shall fail to perform or abide by any agreement contained in any Loan Document (except a failure described in clause (a) above) and such failure shall continue for thirty (30) days after notice thereof by Bank to the Obligor committing the failure; or
          (d) Any representation or warranty made by any Obligor (or any officer of any Obligor) in or in connection with any Loan Document or any financial information furnished to Bank under or in connection with any Loan Document, shall, taken as a whole, prove to have been incorrect or misleading in any material respect when made or furnished; or
          (e) Any Obligor shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or
          (f) Any proceeding shall be instituted by or with respect to any Obligor under the Federal Bankruptcy Code or seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any other law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property, and in the case of any such proceeding instituted with respect to it (but not instituted by it), either such proceeding shall remain undiminished or unstayed for a period of 60 days or any of the actions sought in such proceeding (including without limitation the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property) shall occur; or such Obligor shall take any corporate action to authorize any of the actions set forth in this §6.1(e); or
          (g) Any judgment or order (or more than one judgment or order) for the payment of an aggregate uninsured amount of $1,000,000 or more shall have been rendered against any Obligor and that same shall not have been vacated, satisfied or stayed for a period of thirty (30) consecutive days; or
          (h) Any Loan Document or any provision thereof shall for any reason cease to be valid and binding on any of the Obligors, or any of the Obligors shall so state or contend in writing; or
          (i) Bank becomes aware that any Obligor has been convicted of a felony; or
          (j) Bank fails to have an enforceable first lien (subject to Permitted Liens) on any of the Collateral; or
          (k) The cancellation, termination or non renewal of any Managed Care Agreement representing revenues in excess of 25% of the annual consolidated revenues of CNU based upon the immediately trailing 12 months consolidated revenues; or
          (l) Bank shall conclude in good faith that a Material Adverse Change has occurred; or
          (m) A Change of Control shall have occurred; or
          (n) A default by any Obligor under and acceleration of any other Indebtedness in excess of $1,000,000, including without limitation any other obligations to Bank, whether now existing or hereafter created; or
          (o) Any Obligor (a) is assessed civil penalties under any Anti-Terrorism and Anti-Money Laundering Laws, (b) has any of its funds seized or forfeited in any action under any Anti-Terrorism and Anti-Money Laundering Laws, or (c) is identified as a person with whom a citizen of the United States is prohibited to engage in transactions by any Anti-Terrorism and Anti-Money laundering laws; (ii) any representation or warranty made by any Obligor in this Agreement or any of the other Loan Documents with respect to any Anti-Terrorism and Anti-Money Laundering Laws shall at any time prove to have been incorrect when made or (ii) any Obligor shall default in the performance or observance of any covenant or agreement related to any Anti-Terrorism and Anti-Money Laundering Laws contained in any of the Loan Documents.
     §6.2 Remedies.
          (a) If and at any time after an event or condition which with notice, the passage of time, or both, would constitute an Event of Default occurs, Bank’s obligation to make Advances hereunder and issue Letters of Credit shall, at Bank’s sole option, be suspended; provided, however, if such event or condition is cured to Bank’s satisfaction prior to its becoming an Event of Default, such obligation shall be reinstated. Upon the occurrence of an Event of Default, Bank’s obligation to make Advances and issue Letters of Credit hereunder shall, at Bank’s option, terminate.
          (b) If and at any time after an Event of Default occurs, Bank may, at its sole option, declare the principal of the Loan and all interest thereon and all other amounts owing in connection therewith to be forthwith due and payable (including contingent obligations stemming from then outstanding Letters of Credit), whereupon all such principal, interest and other amounts shall become and be forthwith due and payable, without presentment, demand, protest, notice of nonpayment or other notice of any kind, all of which are hereby expressly waived by Obligors, and Bank may at its option proceed to enforce its remedies under the Security Agreement and Guaranty and Mortgage and other Loan Documents.
          (c) If and at any time after an Event of Default occurs, without limiting Bank’s rights under clauses (a) and (b) above, each Borrower shall, upon Bank’s demand, deliver to Bank good funds equal to 100% of Bank’s maximum liability under all then outstanding Letters of Credit issued for such Borrower’s account, to be held as cash collateral for such Borrower’s reimbursement obligations with respect thereto as well as such Borrower’s other obligations hereunder or under any other Loan Document.
          (d) Without waiving any of its other rights hereunder or under any other Loan Document, Bank shall have all rights and remedies of a secured party under the Uniform Commercial Code and such other rights and remedies as may be available hereunder, under other applicable law or pursuant to contract. If requested by Bank, each Borrower will promptly assemble the Collateral and make it available to Bank at a place to be designated by Bank. Each Borrower agrees that any notice by Bank of the sale or disposition of the Collateral or any other intended action hereunder, whether required by the Uniform Commercial Code or otherwise, shall constitute reasonable notice to Borrower if the notice is mailed to Borrower by regular or certified mail, postage prepaid, at least ten days before the action to be taken. Each Borrower shall be liable for any deficiencies in the event the proceeds of the disposition of the Collateral do not satisfy the Indebtedness of such Borrower in full.

     §6.3 Receiver. In addition to any other remedy available to it, Bank shall have the absolute right, upon the occurrence of an Event of Default, to seek and obtain the appointment of a receiver to take possession of and operate and/or dispose of the business and assets of any Obligor and any costs and expenses incurred by Bank in connection with such receivership shall bear interest at the Default Rate, at Bank’s option, and shall be secured by all Collateral.
     §6.4 Deposits; Insurance. After the occurrence of an Event of Default, each Borrower authorizes Bank to collect and apply against the Loan any cash or deposit accounts in its possession, and any refund of insurance premiums or any insurance proceeds payable on account of the loss or damage to any of the Collateral and irrevocably appoints Bank as its attorney in fact to endorse any check or draft or take other action necessary to obtain such funds.
     §6.5 No Waiver; Remedies Cumulative. No failure on the part of Bank to exercise, and no delay in exercising, any right under any Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right under any Loan Document preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in the Loan Documents are cumulative and not exclusive of any remedies provided by law or contract.
§7. MISCELLANEOUS.
     §7.1 Amendments, Etc. No amendment or waiver of any provision of this Agreement or other Loan Document, nor consent to any departure by any Obligor therefrom, shall in any event be effective unless the amendment or waiver is in writing and signed by Bank and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.
     §7.2 Costs, Expenses and Taxes. Borrowers shall pay (or, if already paid by Bank, shall reimburse Bank for) on demand all costs and expenses in connection with the negotiation, preparation, execution, delivery, filing, recording, administration and enforcement of the Loan Documents and any other documents to be delivered under the Loan Documents (including, without limitation, the reasonable fees and out-of-pocket expenses of legal counsel for Bank) with respect thereto and with respect to advising Bank as to its rights and responsibilities under the Loan Documents after an Event of Default, and all costs and expenses (including reasonable counsel fees and expenses, including those incurred at the appellate level and in any bankruptcy proceedings) in connection with the enforcement of any of the Loan Documents and any other documents to be delivered thereunder. In addition, Borrowers shall pay on demand any and all documentary stamp, intangible and other taxes, fees, surcharges and other amounts payable or determined to be payable to any government or governmental subdivision, agency, agent, officer or instrumentality in connection with any of the Loan Documents and agree to hold Bank harmless from and against any and all liabilities (including any interest and penalties) with respect to or resulting from any delay in paying or omission to pay such taxes, fees, surcharges and other amounts. Borrowers hereby authorize Bank to deduct from the proceeds of any Advance disbursed the amount of any costs and expenses then owing pursuant to this §7.2 and to deduct any such amount from any account of any Borrower with Bank.
     §7.3 Set-off Rights. As security for all of Obligor’s obligations to Bank under the Loan Documents, each Borrower hereby grants to Bank a continuing lien on and security interest in all deposit accounts (whether now existing or hereafter established) of Borrowers with Bank or any affiliate thereof and all other property of Borrowers that is now or hereafter owed by or in the possession or control of any branch or affiliate of Bank. At any time after an Event of Default, Bank may set off and apply any such deposit accounts against any and all obligations of Obligors under the Loan Documents, irrespective of whether or not Bank shall have made demand under any Loan Document and although such obligations may be unmatured.
     §7.4 Severability, Etc. Any provision of any Loan Document, which is prohibited or unenforceable in any jurisdiction, shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. It is the intention of the parties to this Agreement that if any provision of any Loan Document were capable of two constructions, one of which would render the provision void and the other of which would render the provision valid; the provision shall have the meaning, which renders it valid. No Loan Document shall be construed less favorably to Bank because Bank or its counsel drafted it. In the event of any inconsistency or conflict between any two Loan Documents, the one affording Bank greater rights shall control.
     §7.5 Captions. Captions in this Agreement are included herein for convenience of reference only and shall not in any way amplify, limit or otherwise constitute a part of this Agreement for any other purpose.
     §7.6 No Joint Venture. Nothing contained in any Loan Document shall be deemed or construed by the parties hereto or by any third person to create the relationship of principal and agent or of partnership or joint venture or of any association between Bank and Obligors other than the relationship of creditor and debtor.
     §7.7 Survival. All covenants, agreements, representations and warranties made by Obligors in this Agreement shall, notwithstanding any investigation by Bank, be deemed material and be deemed to have been relied upon by Bank and shall survive the execution and delivery to Bank of this Agreement.
     §7.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.
     §7.9 Further Assurances. Borrowers agree, upon the request of Bank, to execute and deliver such further documents and do such further acts as Bank may reasonably request in order to fully effectuate the purposes of any Loan Document.
     §7.10 Assignment. Borrowers may not assign this Agreement without Bank’s prior written consent and any such assignment or attempted assignment without such prior written consent shall be null and void. Bank, without either Borrower’s consent, may assign in whole or in part, and may issue participating interests in and to, this Agreement, any other Loan Document and any Loan and, in connection therewith, may make whatever disclosures regarding any Obligor or collateral it considers desirable. This Agreement shall be binding upon Bank and

Borrowers’ respective successors and assigns and shall inure to the benefit of Bank’s and Borrowers’ respective successors and assigns.
     §7.11 Notices. Unless otherwise expressly provided herein, all notices and orders given in writing (including facsimile transmission or telex) under this Agreement shall be deemed given when received at the addresses set forth below:

Bank:	Bank of America N.A.
9000 Southside Boulevard
Mail Code FL9-100-03-17
Jacksonville, Florida 32256

Borrower:	Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, Florida 33126
Attn: Fernando Fernandez

Continucare MDHC, LLC
7200 Corporate Center Drive
Suite 600
Miami, Florida 33126
Attn: Fernando Fernandez
and if given by telephonic communication shall be deemed given when stated. With the exception of default or acceleration notices, notices and orders under this Agreement may be by telephonic communication (unless Bank at any time, by means of a written notice to Borrower, declines to accept telephonic notices and orders thereafter), or by other written communication, including facsimile transmission. Any notice from a Borrower to Bank (including a notice requesting an Advance) by telephonic communication, or facsimile transmission shall be confirmed by such Borrower in a writing, signed in the original, placed in the mail (for air mail) within 24 hours. In the case of a discrepancy between the original notice, as understood by Bank, and such confirmation thereof, the original notice as understood by Bank shall control, and shall bind Borrowers, as to any action taken by Bank before its receipt of such confirmation, even if such action is in error (provided that any such error is made in good faith).
     §7.12 Taxes. All payments provided for herein or in any other Loan Documents shall be made free and clear of any deductions for any present or future taxes or other charges imposed at any time by any government or political subdivision or taxing authority thereof or therein, other than income and franchise taxes (such charges being hereinafter referred to as “Taxes”). If any Taxes are imposed or required to be withheld from any payment, the Borrower making such payment shall (a) increase the amount of such payment so that Bank will receive a net amount (after deduction of all Taxes) equal to the amount due hereunder and (b) promptly pay all Taxes to the appropriate taxing authority for the account of Bank and, as promptly as possible thereafter, send Bank an original receipt showing payment thereof, together with such additional documentary evidence as Bank may from time to time require. Each Borrower shall indemnify Bank from and against any and all Taxes (irrespective of when imposed) and any related interest and penalties that may become payable by Bank as a consequence of such Borrower’s failure to perform any of its obligations under the preceding sentence.
     §7.13 Usury Savings Clause. Should any interest or other charges paid hereunder result in the computation or earning of interest in excess of the maximum rate or amount of interest permitted by applicable law such excess interest and charges shall be (and the same hereby are) waived by Bank, and the amount of such excess shall be automatically credited against, and be deemed to have been payments in reduction of, the principal then due hereunder, and any portion of such excess which exceeds the principal then due hereunder shall be paid by Bank to Borrower.
     §7.14 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, U.S.A. without regard to any conflicts-of-law rule or principle that would give effect to the laws of another jurisdiction.
     §7.15 Jurisdiction. Borrowers hereby irrevocably agree that the courts of the State of Florida sitting in Miami-Dade County, Florida, U.S.A. or the United States district courts sitting there shall try any action or proceeding relating to any Loan Document that is brought by any Borrower excepting only enforcement actions by Bank against Collateral located in other jurisdictions. Borrowers hereby irrevocably submit, in any such action or proceeding that is brought by Bank, to the non-exclusive jurisdiction of each such court and irrevocably waives the defense of an inconvenient forum with respect to any such action or proceeding.
     §7.16 Illegality. Bank shall have no obligation to make or issue any Loan if doing so would or might violate any law or regulation.
     §7.17 No Representations Regarding Renewal, Etc. Borrowers acknowledge that Bank has not agreed with or represented to Borrowers that the Loan Facilities created hereby will be renewed or extended past the Termination Date or that any Advances will be made after the Termination Date.
     §7.18 No Third-Party Reliance. This Agreement is solely for the benefit of Bank and Borrowers and may not be relied on by any third party.
     §7.19 One Agreement. This Agreement and any related security or other agreements required by this Agreement, collectively:
          (a) represent the sum of the understandings and agreements between the Bank and the Obligors concerning this credit;
          (b) replace any prior oral or written agreements between the Bank and the Obligors concerning this credit; and
          (c) are intended by the Bank and the Obligors as the final, complete and exclusive statement of the terms agreed to by them.
          (d) In the event of any conflict between this Agreement and any other Loan Document, this Agreement will prevail.

     §7.20 USA Patriot Act Notice. Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account or obtains a loan. The Bank will ask for each Obligor’s legal name, address, tax ID number or social security number and other identifying information. The Bank may also ask for additional information or documentation or take other actions reasonably necessary to verify the identity of the Obligors.
     §7.21 Limitation of Liability; Indemnity. Neither Bank nor any assignee, participant or affiliate of Bank shall have any liability with respect to, and Borrowers hereby waive, release and agree not to sue upon, any claim (except for any claims for any damages to the extent resulting from Bank’s gross negligence, willful misconduct or bad faith) for any punitive, consequential or indirect damages suffered by Borrowers in connection with, arising out of, or in any way related to, (i) this Agreement or the other Loan Documents or the transactions contemplated herein or therein; (ii) the relationship established by this Agreement or the other Loan Documents; or (iii) any act, omission or event occurring in connection therewith. In no event shall Bank be liable to any Obligor for any consequential, punitive or indirect damages, and Borrowers hereby expressly waive any and all claims and actions for any such damages. Borrowers hereby agree to indemnify and hold harmless Bank from and against any and all claims, damages, losses and liabilities (including without limitation legal fees and expenses) of any nature whatsoever which may be suffered or incurred by Bank or which may be claimed against it by any other person or entity by reason of or in connection with any of the transactions contemplated in the Loan Documents, the occurrence of an Event of Default, or the exercise by Bank of any of its rights and remedies in connection with an Event of Default; provided, however, that Borrowers shall not be required to indemnify Bank for any such claims, damages, losses and liabilities to the extent cause by the gross negligence, willful misconduct or bad faith of Bank as determined by a court of competent jurisdiction in a final non-appealable judgment.
     §7.22 Governing Law; Arbitration.
          (a) This paragraph concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this agreement (including any renewals, extensions or modifications); or (ii) any document related to this agreement (collectively a “Claim”). For the purposes of this arbitration provision only, the term “parties” shall include any parent corporation, subsidiary or affiliate of Bank involved in the servicing, management or administration of any obligation described or evidenced by this agreement.
          (b) At the request of any party to this agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the “Act”). The Act will apply even though this agreement provides that it is governed by the law of a specified state. The arbitration will take place on an individual basis without resort to any form of class action.
          (c) Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof (“AAA”), and the terms of this paragraph. In the event of any inconsistency, the terms of this paragraph shall control. If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, any party to this agreement may substitute another arbitration organization with similar procedures to serve as the provider of arbitration.
          (d) The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in the state specified in the governing law section of this agreement. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000.00), upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed, judgment entered and enforced.
          (e) The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of the statute of limitations, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s). The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this agreement.
          (f) This paragraph does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.
          (g) The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.
     THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS (OTHER THAN THOSE SECURITY INSTRUMENTS WHICH EXPRESSLY PROVIDE THAT THEY SHALL BE GOVERNED BY THE LAWS OF ANOTHER JURISDICTION) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF FLORIDA APPLICABLE TO CONTRACTS EXECUTED, AND TO BE FULLY PERFORMED, IN SUCH STATE. ANY ARBITRATION COMMENCED UNDER THIS AGREEMENT SHALL BE BROUGHT EXCLUSIVELY IN MIAMI-DADE COUNTY, FLORIDA.
     ANY CLAIM OR CONTROVERSY BETWEEN ANY BORROWER AND THE BANK INCLUDING, BUT NOT LIMITED TO, THOSE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENTS (EXCLUDING THE MORTGAGE AND THE ASSIGNMENT OF RENTS AND LEASES) AND INCLUDING, BUT NOT LIMITED TO, CLAIMS BASED ON OR ARISING FROM AN ALLEGED TORT,

SHALL BE DETERMINED BY BINDING ARBITRATION IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT (OR IF NOT APPLICABLE, THE APPLICABLE STATE LAW DEALING WITH ARBITRATION), AND THE RULES OF PRACTICE AND PROCEDURE FOR THE ARBITRATION OF COMMERCIAL DISPUTES OF THE AMERICAN ARBITRATION ASSOCIATION, OR ANY SUCCESSOR THERETO, AS SUPPLEMENTED BY ANY SPECIAL RULES SET FORTH IN ANY RELATED DOCUMENT. JUDGMENT UPON ANY ARBITRATION AWARD MAY BE ENTERED IN ANY COURT HAVING JURISDICTION. EITHER BORROWER OR THE BANK MAY BRING AN ACTION, INCLUDING A SUMMARY OF EXPEDITED PROCEEDING, TO COMPEL ARBITRATION OF ANY CONTROVERSY OR CLAIM TO WHICH THIS AGREEMENT OR ANY OR OTHER CREDIT DOCUMENTS (EXCLUDING THE MORTGAGE AND THE ASSIGNMENT OF RENTS AND LEASES) APPLY IN ANY COURT HAVING JURISDICTION OVER SUCH ACTION. BORROWERS AND THE BANK WILL BEAR THEIR OWN FEES AND EXPENSES (INCLUDING THEIR OWN LEGAL EXPENSES AND COSTS) INCURRED AS A RESULT OF ANY ARBITRATION HEREUNDER.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date hereof.

CONTINUCARE CORPORATION
By:	/s/ Fernando Fernandez
Fernando Fernandez, Senior Vice President

CONTINUCARE MDHC, LLC
By:	CONTINUCARE CORPORATION, its sole member

By:	/s/ Fernando Fernandez
Fernando Fernandez, Senior Vice President

BANK OF AMERICA, N.A.
By:	/s/ Dave Gutierrez
Dave Gutierrez, Senior Vice President

EXHIBIT A

BORROWERS:	CONTINUCARE CORPORATION AND CONTINUCARE MDHC, LLC

GUARANTOR:

CONTINUING AND UNCONDITIONAL GUARANTY
To: Bank of America, N.A.
          1. The Guaranty. For valuable consideration, the undersigned (“Guarantor”) hereby unconditionally guarantees and promises to pay promptly to Bank of America, N.A., its subsidiaries and affiliates (collectively, “Bank”), or order, in lawful money of the United States, any and all Indebtedness of CONTINUCARE CORPORATION, a Florida corporation and CONTINUCARE MDHC, LLC, a Florida limited liability company (collectively, “Borrower”), to Bank when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter. The liability of Guarantor under this Guaranty is not limited as to the principal amount of the Indebtedness guaranteed and includes, without limitation, liability for all interest, fees, indemnities (including, without limitation, hazardous waste indemnities), and other costs and expenses relating to or arising out of the Indebtedness and for all Swap Obligations now or hereafter owing from Borrower to Bank. The liability of Guarantor is continuing and relates to any Indebtedness, including that arising under successive transactions which shall either continue the Indebtedness or from time to time renew it after it has been satisfied. This Guaranty is cumulative and does not supersede any other outstanding guaranties, and the liability of Guarantor under this Guaranty is exclusive of Guarantor’s liability under any other guaranties signed by Guarantor. If multiple individuals or entities sign this Guaranty, their obligations under this Guaranty shall be joint and several. If Guarantor is a subsidiary or affiliate of Borrower, Guarantor’s liability hereunder shall not exceed at any one time the largest amount during the period commencing with Guarantor’s execution of this Guaranty and thereafter that would not render Guarantor’s obligations hereunder subject to avoidance under Section 548 of the Bankruptcy Code (Title 11, United States Code) or any comparable provisions of any applicable state law.
          2. Definitions.
               (a) “Bank Agreements” shall mean all agreements, documents, and instruments evidencing any of the Indebtedness, including but not limited to all loan agreements between Borrower and Bank and promissory notes from Borrower in favor of Bank, and all deeds of trust, mortgages, security agreements, and other agreements, documents, and instruments executed by Borrower in connection with the Indebtedness, all as now in effect and as hereafter amended, restated, renewed, or superseded.
               (b) “Borrower” shall mean the individual or the entity named in Paragraph 1 of this Guaranty and, if more than one, then any one or more of them.
               (c) “Guarantor” shall mean the individual or the entity signing this Guaranty and, if more than one, then any one or more of them.
               (d) “Indebtedness” shall mean any and all debts, liabilities, and obligations of Borrower to Bank, now or hereafter existing, whether voluntary or involuntary and however arising, whether direct or indirect or acquired by Bank by assignment, succession, or otherwise, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, held or to be held by Bank for its own account or as agent for another or others, whether Borrower may be liable individually or jointly with others, whether recovery upon such debts, liabilities, and obligations may be or hereafter become barred by any statute of limitations, and whether such debts, liabilities, and obligations may be or hereafter become otherwise unenforceable. Indebtedness includes, without limitation, any and all Swap Obligations and any and all obligations of Borrower to Bank for reasonable attorneys’ fees and all other costs and expenses incurred by Bank in the collection or enforcement of any debts, liabilities, and obligations of Borrower to Bank.
               (e) “Swap Obligations” shall mean all obligations of Borrower arising under any interest rate, credit, commodity or equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross currency rate swap, currency option, securities puts, calls, collars, options or forwards or any combination of, or option with respect to, these or similar transactions now or hereafter entered into between Borrower and Bank.
          3. Obligations Independent. The obligations hereunder are independent of the obligations of Borrower or any other guarantor, and a separate action or actions may be brought and prosecuted against Guarantor whether action is brought against Borrower or any other guarantor or whether Borrower or any other guarantor be joined in any such action or actions. Anyone executing this Guaranty shall be bound by its terms without regard to execution by anyone else.
          4. Rights of Bank. Guarantor authorizes Bank, without notice or demand and without affecting its liability hereunder, from time to time to:
               (a) renew, compromise, extend, accelerate, or otherwise change the time for payment, or otherwise change the terms, of the Indebtedness or any part thereof, including increase or decrease of the rate of interest thereon, or otherwise change the terms of any Bank Agreements;
               (b) receive and hold security for the payment of this Guaranty or any Indebtedness and exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any such security;

               (c) apply such security and direct the order or manner of sale thereof as Bank in its discretion may determine;
               (d) release or substitute any Guarantor or any one or more of any endorsers or other guarantors of any of the Indebtedness; and
               (e) permit the Indebtedness to exceed Guarantor’s liability under this Guaranty, and Guarantor agrees that any amounts received by Bank from any source other than Guarantor shall be deemed to be applied first to any portion of the Indebtedness not guaranteed by Guarantor.
          5. Guaranty to be Absolute. Guarantor agrees that until the Indebtedness has been paid in full and any commitments of Bank or facilities provided by Bank with respect to the Indebtedness have been terminated, Guarantor shall not be released by or because of the taking, or failure to take, any action that might in any manner or to any extent vary the risks of Guarantor under this Guaranty or that, but for this paragraph, might discharge or otherwise reduce, limit, or modify Guarantor’s obligations under this Guaranty. Guarantor waives and surrenders any defense to any liability under this Guaranty based upon any such action, including but not limited to any action of Bank described in the immediately preceding paragraph of this Guaranty. It is the express intent of Guarantor that Guarantor’s obligations under this Guaranty are and shall be absolute and unconditional.
          6. Guarantor’s Waivers of Certain Rights and Certain Defenses. Guarantor waives:
               (a) any right to require Bank to proceed against Borrower, proceed against or exhaust any security for the Indebtedness, or pursue any other remedy in Bank’s power whatsoever;
               (b) any defense arising by reason of any disability or other defense of Borrower, or the cessation from any cause whatsoever of the liability of Borrower;
               (c) any defense based on any claim that Guarantor’s obligations exceed or are more burdensome than those of Borrower; and
               (d) the benefit of any statute of limitations affecting Guarantor’s liability hereunder.
No provision or waiver in this Guaranty shall be construed as limiting the generality of any other waiver contained in this Guaranty.
          7. Waiver of Subrogation. Until the Indebtedness has been paid in full and any commitments of Bank or facilities provided by Bank with respect to the Indebtedness have been terminated, even though the Indebtedness may be in excess of Guarantor’s liability hereunder, Guarantor waives to the extent permitted by applicable law any right of subrogation, reimbursement, indemnification, and contribution (contractual, statutory, or otherwise)

including, without limitation, any claim or right of subrogation under the Bankruptcy Code (Title 11, United States Code) or any successor statute, arising from the existence or performance of this Guaranty, and Guarantor waives to the extent permitted by applicable law any right to enforce any remedy that Bank now has or may hereafter have against Borrower, and waives any benefit of, and any right to participate in, any security now or hereafter held by Bank.
          8. Waiver of Notices. Guarantor waives all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, notices of intent to accelerate, notices of acceleration, notices of any suit or any other action against Borrower or any other person, any other notices to any party liable on any Bank Agreement (including Guarantor), notices of acceptance of this Guaranty, notices of the existence, creation, or incurring of new or additional Indebtedness to which this Guaranty applies or any other Indebtedness of Borrower to Bank, and notices of any fact that might increase Guarantor’s risk.
          9. Security. To secure all of Guarantor’s obligations hereunder, Guarantor assigns and grants to Bank a security interest in all moneys, securities, and other property of Guarantor now or hereafter in the possession of Bank, all deposit accounts of Guarantor maintained with Bank, and all proceeds thereof. Upon default or breach of any of Guarantor’s obligations to Bank, Bank may apply any deposit account to reduce the Indebtedness, and may foreclose any collateral as provided in the Uniform Commercial Code and in any security agreements between Bank and Guarantor.
          10. Subordination. Any obligations of Borrower to Guarantor, now or hereafter existing, including but not limited to any obligations to Guarantor as subrogee of Bank or resulting from Guarantor’s performance under this Guaranty, are hereby subordinated to the Indebtedness. In addition to Guarantor’s waiver of any right of subrogation as set forth in this Guaranty with respect to any obligations of Borrower to Guarantor as subrogee of Bank, Guarantor agrees that, if Bank so requests, upon the occurrence and continuance of an Event of Default under the Credit Facility Agreement of even date herewith among Bank and Borrower (“Credit Agreement”), Guarantor shall not demand, take, or receive from Borrower, by setoff or in any other manner, payment of any other obligations of Borrower to Guarantor until the Indebtedness has been paid in full and any commitments of Bank or facilities provided by Bank with respect to the Indebtedness have been terminated. If any payments are received by Guarantor in violation of such waiver or agreement, such payments shall be received by Guarantor as trustee for Bank and shall be paid over to Bank on account of the Indebtedness, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty. Any security interest, lien, or other encumbrance that Guarantor may now or hereafter have on any property of Borrower is hereby subordinated to any security interest, lien, or other encumbrance that Bank may have on any such property.
          11. Revocation of Guaranty.
               (a) This Guaranty may be revoked at any time by Guarantor in respect to future transactions. Such revocation shall be effective upon actual receipt by Bank, at the address shown below or at such other address as may have been provided to Guarantor by Bank, of written notice of revocation. Revocation shall not affect any of Guarantor’s obligations or

Bank’s rights with respect to transactions committed or entered into prior to Bank’s receipt of such notice, regardless of whether or not the Indebtedness related to such transactions, before or after revocation, has been incurred, renewed, compromised, extended, accelerated, or otherwise changed as to any of its terms, including time for payment or increase or decrease of the rate of interest thereon, and regardless of any other act or omission of Bank authorized hereunder. Revocation by Guarantor shall not affect any obligations of any other guarantor.
               (b) In the event of the death of a Guarantor, the liability of the estate of the deceased Guarantor shall continue in full force and effect as to (i) the Indebtedness existing at the date of death, and any renewals or extensions thereof, and (ii) loans or advances made to or for the account of Borrower after the date of the death of the deceased Guarantor pursuant to a commitment made by Bank to Borrower prior to the date of such death. As to all surviving Guarantors, this Guaranty shall continue in full force and effect after the death of a Guarantor, not only as to the Indebtedness existing at that time, but also as to the Indebtedness thereafter incurred by Borrower to Bank.
               (c) Guarantor acknowledges and agrees that this Guaranty may be revoked only in accordance with the foregoing provisions of this paragraph and shall not be revoked simply as a result of any change in name, location, or composition or structure of Borrower, the dissolution of Borrower, or the termination, increase, decrease, or other change of any personnel or owners of Borrower.
          12. Termination; Reinstatement of Guaranty. This Guaranty shall automatically terminate and be of no further force and effect at such time as all obligations of Borrower under the Credit Agreement are repaid in full and Bank has no further obligations to make any Advances under the Credit Agreement. If this Guaranty is terminated, revoked, returned, or canceled, and subsequently any payment or transfer of any interest in property by Borrower to Bank is rescinded or must be returned by Bank to Borrower, this Guaranty shall be reinstated with respect to any such payment or transfer, regardless of any such prior termination, revocation, return, or cancellation.
          13. Stay of Acceleration. In the event that acceleration of the time for payment of any of the Indebtedness is stayed upon the insolvency, bankruptcy, or reorganization of Borrower or otherwise, all such Indebtedness guaranteed by Guarantor shall nonetheless be payable by Guarantor immediately if requested by Bank.
          14. No Setoff or Deductions; Taxes.
               (a) Guarantor represents and warrants that it is organized and resident in the United States of America. All payments by Guarantor hereunder shall be paid in full, without setoff or counterclaim or any deduction or withholding whatsoever, including, without limitation, for any and all present and future taxes. If Guarantor must make a payment under this Guaranty, Guarantor represents and warrants that it will make the payment from one of its U.S. resident offices to Bank so that no withholding tax is imposed on the payment. Notwithstanding the foregoing, if Guarantor makes a payment under this Guaranty to which withholding tax applies or if any taxes (other than taxes on net income (i) imposed by the country or any subdivision of the country in which Bank’s principal office or actual lending office is located and (ii) measured by the United States taxable income Bank would have received if all payments under or in respect of this Guaranty were exempt from taxes levied by Guarantor’s country) are at any time imposed on any payments under or in respect of this Guaranty including, but not limited to, payments made pursuant to this paragraph, Guarantor (i) shall pay all such taxes to the relevant authority in accordance with applicable law such that Bank receives the sum it would have received had no such deduction or withholding been made (or, if Guarantor cannot legally comply with the foregoing, Guarantor shall pay to Bank such additional amounts as will result in Bank receiving the sum it would have received had no such deduction or withholding been made), and (ii) shall pay to Bank, on demand, all additional amounts that Bank specifies as necessary to preserve the after-tax yield Bank would have received if such taxes had not been imposed.
               (b) Guarantor shall promptly provide Bank with an original receipt or certified copy issued by the relevant authority evidencing the payment of any such amount required to be deducted or withheld.
          15. Information Relating to Borrower. Guarantor acknowledges and agrees that it has made such independent examination, review, and investigation of the Bank Agreements as Guarantor deems necessary and appropriate, including, without limitation, any covenants pertaining to Guarantor contained therein, and shall have sole responsibility to obtain from Borrower any information required by Guarantor about any modifications thereto. Guarantor further acknowledges and agrees that it shall have the sole responsibility for, and has adequate means of, obtaining from Borrower such information concerning Borrower’s financial condition or business operations as Guarantor may require, and that Bank has no duty, and Guarantor is not relying on Bank, at any time to disclose to Guarantor any information relating to the business operations or financial condition of Borrower.
          16. Borrower’s Authorization. Where Borrower is a corporation, partnership, or limited liability company, it is not necessary for Bank to inquire into the powers of Borrower or of the officers, directors, partners, members, managers, or agents acting or purporting to act on its behalf, and any Indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder, subject to any limitations on Guarantor’s liability set forth herein.
          17. Guarantor Information; Reporting to Credit Bureaus. Guarantor authorizes Bank to verify or check any information given by Guarantor to Bank, check Guarantor’s credit references, verify employment, and obtain credit reports. Guarantor agrees that Bank shall have the right at all times to disclose and report to credit reporting agencies and credit rating agencies such information pertaining to the Indebtedness and/or Guarantor as is consistent with Bank’s policies and practices from time to time in effect. Guarantor acknowledges and agrees that the authorizations provided in this paragraph apply to any individual general partner of Guarantor and to Guarantor’s spouse and any such general partner’s spouse if Guarantor or such general partner is married and lives in a community property state.

          18. Foreign Currency.
               (a) If any claim arising under or related to this Guaranty is reduced to judgment denominated in a currency (the “Judgment Currency”) other than the currency or currencies in which the guaranteed Indebtedness is denominated (individually, an “Obligation Currency”), the judgment shall be for the equivalent in the Judgment Currency of the amount of the claim denominated in each Obligation Currency included in the judgment, determined as of the date of judgment. The equivalent of any Obligation Currency amount in any Judgment Currency shall be calculated at the spot rate for the purchase of the Obligation Currency with the Judgment Currency quoted by Bank in the place of Bank’s choice at or about 8:00 a.m. on the date for determination specified above. Guarantor shall indemnify Bank and hold Bank harmless from and against all loss or damage resulting from any change in exchange rates between the date any claim is reduced to judgment and the date of payment thereof by Guarantor.
               (b) The obligations hereunder shall not be affected by any acts of any governmental authority affecting Borrower including, without limitation, any restrictions on the conversion of currency or repatriation or control of funds or any total or partial expropriation of Borrower’s property, or by economic, political, regulatory, or other events in the countries where Borrower is located. If Bank so notifies Guarantor in writing, at Bank’s sole and absolute discretion, payments under this Guaranty shall be made in the U.S. Dollar equivalent of any guaranteed Indebtedness that is denominated in an Obligation Currency, determined as of the date payment is made.
          19. Change of Status. Any Guarantor that is a business entity shall not enter into any consolidation, merger, or other combination unless Guarantor or another “Guarantor” as defined under the Credit Agreement is the surviving business entity. Further, Guarantor shall not change its legal structure unless (a) Guarantor obtains the prior written consent of Bank and (b) all Guarantor’s obligations under this Guaranty are assumed by the new business entity.
          20. Remedies. Subject to any applicable grace, cure or notice periods under the Credit Agreement, if Guarantor fails to fulfill its duty to pay all Indebtedness guaranteed hereunder, Bank shall have all of the remedies of a creditor and, to the extent applicable, of a secured party, under all applicable law. Without limiting the foregoing to the extent permitted by law, Bank may, at its option and without notice or demand:
               (a) declare any Indebtedness due and payable at once;
               (b) take possession of any collateral pledged by Borrower or Guarantor, wherever located, and sell, resell, assign, transfer, and deliver all or any part of the collateral at any public or private sale or otherwise dispose of any or all of the collateral in its then condition, for cash or on credit or for future delivery, and in connection therewith Bank may impose reasonable conditions upon any such sale. Further, Bank, unless prohibited by law the provisions of which cannot be waived, may purchase all or any part of the collateral to be sold, free from and discharged of all trusts, claims, rights of redemption and equities of Borrower or Guarantor whatsoever. Guarantor acknowledges and agrees that the sale of any collateral through any nationally recognized broker-dealer, investment banker, or any other method common in the securities industry shall be deemed a commercially reasonable sale under the Uniform Commercial Code or any other equivalent statute or federal law, and expressly waives notice thereof except as provided herein; and
               (c) set off against any or all liabilities of Guarantor all money owed by Bank or any of its agents or affiliates in any capacity to Guarantor, whether or not due, and also set off against all other liabilities of Guarantor to Bank all money owed by Bank in any capacity to Guarantor. If exercised by Bank, Bank shall be deemed to have exercised such right of setoff and to have made a charge against any such money immediately upon the occurrence of such default although made or entered on the books subsequent thereto.
          21. Notices. All notices required under this Guaranty shall be personally delivered or sent by first class mail, postage prepaid, or by overnight courier, to the addresses on the signature page of this Guaranty, or sent by facsimile to the fax numbers listed on the signature page, or to such other addresses as Bank and Guarantor may specify from time to time in writing. Notices shall be deemed delivered on the date of actual receipt.
          22. Successors and Assigns. This Guaranty (a) binds Guarantor and Guarantor’s executors, administrators, successors, and assigns, provided that Guarantor may not assign its rights or obligations under this Guaranty without the prior written consent of Bank, and (b) inures to the benefit of Bank and Bank’s indorsees, successors, and assigns. Bank may, without notice to Guarantor and without affecting Guarantor’s obligations hereunder, sell, assign, grant participations in, or otherwise transfer to any other person, firm, or corporation the Indebtedness and this Guaranty, in whole or in part. Guarantor agrees that Bank may disclose to any assignee or purchaser, or any prospective assignee or purchaser, of all or part of the Indebtedness any and all information in Bank’s possession concerning Guarantor, this Guaranty, and any security for this Guaranty.
          23. Amendments, Waivers, and Severability. No provision of this Guaranty may be amended or waived except in writing. No failure by Bank to exercise, and no delay in exercising, any of its rights, remedies, or powers shall operate as a waiver thereof, and no single or partial exercise of any such right, remedy, or power shall preclude any other or further exercise thereof or the exercise of any other right, remedy, or power. The unenforceability or invalidity of any provision of this Guaranty shall not affect the enforceability or validity of any other provision of this Guaranty.
          24. Costs and Expenses. Guarantor agrees to pay all reasonable attorneys’ fees, and all other costs and expenses that may be incurred by Bank (a) in the enforcement of this Guaranty or (b) in the preservation, protection, or enforcement of any rights of Bank in any case commenced by or against Guarantor or Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute.
          25. Governing Law and Jurisdiction. This Guaranty shall be governed by and construed and enforced in accordance with the law of the State of Florida. To the extent that Bank has greater rights or remedies under federal law, whether as a national bank or otherwise, this paragraph shall not be deemed to deprive Bank of such rights and remedies as may be available under federal law. Jurisdiction and venue for any action or proceeding to enforce this Guaranty shall be the forum appropriate for such action or proceeding against Borrower, to which jurisdiction Guarantor irrevocably submits and to which venue Guarantor waives to the fullest extent permitted by law any defense asserting an inconvenient forum in connection therewith. It is provided, however, that if Guarantor owns property in another state, notwithstanding that the forum for enforcement action is elsewhere, Bank may commence a collection proceeding in any state in which Guarantor owns property for the purpose of enforcing provisional remedies against such property. Service of process by Bank in connection with such action or proceeding shall be binding on Guarantor if sent to Guarantor by registered or certified mail at its address specified below.
          26. Dispute Resolution Provision. This paragraph, including the subparagraphs below, is referred to as the “Dispute Resolution Provision.” This Dispute Resolution Provision is a material inducement for the parties entering into this agreement.
          (a) This Dispute Resolution Provision concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this agreement (including any renewals, extensions or modifications); or (ii) any document related to this agreement (collectively a “Claim”). For the purposes of this Dispute Resolution Provision only, the term “parties” shall include any parent corporation, subsidiary or affiliate of the Bank involved in the servicing, management or administration of any obligation described or evidenced by this agreement.
          (b) At the request of any party to this agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the “Act”). The Act will apply even though this agreement provides that it is governed by the law of a specified state.
          (c) Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof (“AAA”), and the terms of this Dispute Resolution Provision. In the event of any inconsistency, the terms of this Dispute Resolution Provision shall control. If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, the Bank may designate another arbitration organization with similar procedures to serve as the provider of arbitration.
          (d) The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in the state specified in the governing law section of this agreement. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed and have judgment entered and enforced.
          (e) Except as waived by Guarantor in this Guaranty, the arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of any statutes of limitation, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s), except as set forth at subparagraph (h) of this Dispute Resolution Provision. The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this agreement.
          (f) This paragraph does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.
          (g) The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.
          (h) Any arbitration or trial by a judge of any Claim will take place on an individual basis without resort to any form of class or representative action (the “Class Action Waiver”). Regardless of anything else in this Dispute Resolution Provision, the validity and effect of the Class Action Waiver may be determined only by a court and not by an arbitrator. The parties to this Agreement acknowledge that the Class Action Waiver is material and essential to the arbitration of any disputes between the parties and is nonseverable from the agreement to arbitrate Claims. If the Class Action Waiver is limited, voided or found unenforceable, then the parties’ agreement to arbitrate shall be null and void with respect to such proceeding, subject to the right to appeal the limitation or invalidation of the Class Action Waiver. The Parties acknowledge and agree that under no circumstances will a class action be arbitrated.
          (i) By agreeing to binding arbitration, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any Claim. Furthermore, without intending in any way to limit this agreement to arbitrate, to the extent any Claim is not arbitrated, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of such Claim. This waiver of jury trial shall remain in effect even if the Class Action Waiver is limited, voided or found unenforceable. WHETHER THE CLAIM IS DECIDED BY ARBITRATION OR BY TRIAL BY A JUDGE, THE PARTIES AGREE AND UNDERSTAND THAT THE EFFECT OF THIS AGREEMENT IS THAT THEY ARE GIVING UP THE RIGHT TO TRIAL BY JURY TO THE EXTENT PERMITTED BY LAW.

          27. FINAL AGREEMENT. BY SIGNING THIS DOCUMENT EACH PARTY REPRESENTS AND AGREES THAT: (A) THIS DOCUMENT REPRESENTS THE FINAL AGREEMENT BETWEEN PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF, (B) THIS DOCUMENT SUPERSEDES ANY COMMITMENT LETTER, TERM SHEET, OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS RELATING TO THE SUBJECT MATTER HEREOF, UNLESS SUCH COMMITMENT LETTER, TERM SHEET, OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS EXPRESSLY PROVIDES TO THE CONTRARY, (C) THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES, AND (D) THIS DOCUMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF THE PARTIES.

Business Entity Guarantor:

Witness:

By:

Printed Name:	Printed Name:

Title:

Address for notices to Bank:	Address for notices to Guarantor:
9000 Southside Blvd., Suite 100, 3rd Floor	7200 Corporate Center Drive
Jacksonville, FL 32256	Miami, FL 33126
Facsimile:	Facsimile:

Schedule 3.1(b)
“Non Excluded Subsidiaries”
Continucare Medical Management, Inc.
Continucare MSO, Inc.
Continucare MDHC, LLC

Schedule 4.1(n)
“All Subsidiaries”

Continucare Managed Care, Inc.	Florida

Continucare Medical Management, Inc.	Florida

Continucare Payment Corporation	Florida

Continucare Physician Practice Management, Inc.	Florida

Sunset Harbor Home Health, Inc.	Florida

Continucare Clinics, Inc.	Florida

Continucare MSO, Inc.

Continucare MDHC, LLC

CNU Blue 2, LLC	Florida

Seredor Corporation	Florida

Schedule 4.1(o)
“Excluded Subsidiaries”

Continucare Managed Care, Inc.	Florida

Continucare Payment Corporation	Florida

Continucare Physician Practice Management, Inc.	Florida

Sunset Harbor Home Health, Inc.	Florida

Continucare Clinics, Inc.	Florida

CNU Blue 2, LLC	Florida

Seredor Corporation	Florida